February 12, 2001

  EUROPEAN COMMISSION APPROVES VNU'S ACQUISITION OF ACNIELSEN

  Haarlem, The Netherlands - VNU, a leading media and information company, today announced that The European Commission has issued a decision on February 12, 2001, declaring the offer to purchase all outstanding shares of common stock of ACNielsen Corporation to be compatible with the European Common Market. With this decision the sole remaining regulatory condition to the offer has been satisfied and VNU intends to complete the offer at 12:00 midnight, New York City time, on Wednesday, February 14, 2001. The terms of the offer are set forth in offering materials filed with the Securities and Exchange Commission on December 22, 2000 as amended.

  According to Citibank N.A., the depository for the offer, as of the close of business on February 9, 2001, a total of 54,818,284 shares of common stock of ACNielsen, or approximately 93% of the 59,215,212 shares issued and outstanding, had been validly tendered and not withdrawn pursuant to the offer (including shares tendered via guarantee of delivery).

  website:                 news.vnu.com

  VNU is one of the world's leading media and information companies and has leading market positions in marketing & media information, business information, directories, consumer information, as well as educational information. Worldwide, VNU employs approximately 16,000 people and has annual revenues of more than EUR 2.8 billion (1999).

  ACNielsen, with 21,000 employees and annual revenues of more than USD 1.5 billion, is the world's leading market research firm, offering measurement and analysis of marketplace dynamics, consumer attitudes and behavior, and new and traditional media in more than 100 countries. ACNielsen's clients include leading consumer product manufacturers and retailers, service firms, media and entertainment companies and the Internet community.

  The offer for all the outstanding shares of ACNielsen common stock is being made through, and the foregoing announcement is qualified in its entirety by reference to, Artist Acquisition, Inc.'s Tender Offer Statement on Schedule TO, including the Offer to Purchase dated December 22, 2000, and the related letter of transmittal, which can be obtained for free, along with other filed documents, at the SEC's website www.sec.gov. ACNielsen stockholders should read the Offer to Purchase and related letter of transmittal in their entirety before making any decision as to whether to tender their shares into the offer.